FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, September 27, 2017

Ger. Gen. No. 19/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref.  SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized I hereby inform you of the following significant event: that our subsidiary Enel Brasil S.A. has presented the best financial offer for the subscription of the concession for hydroelectric generation for 30 years corresponding to the Volta Grande facility with a 380 MW installed capacity, located in the State of Mina Gerais, Brazil.

The financial offer amounts to 1,419,783,357 Brazilian reales which is equivalent to US$ 445 million.

It is expected that the announcement of the final result of the tender should be made on October 7, 2017. The signing and closure of the operations is expected to take place on November 30, 2017.

 Management shall explain the tender process in more detail in a conference call which shall take place on September 29, 2017 at 12.30 hours, Santiago, Chile time.

Yours truly,

Paolo Pirri

Chief Accounting Officer

Cc      Bolsa Comercio de Santiago (Santiago Stock Exchange)

          Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

          Bolsa Corredores de Valparaíso (Valparaíso Stock Exchange)

          Comisión Clasificadora de Riesgo (Risk Classification Commission)

          Banco Santander Santiago – Representante Tenedores de Bonos (Bonholders Representative)

          Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: September 27, 2017